UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

Xeta Technologies Inc.
(Name of Issuer)

Common Stock, par value $0.001 par value
(Title of Class of Securities)

983909102
(CUSIP Number)

Ozarslan A. Tangun c/o Patara GP, LLC
5050 Quorum Drive, Suite 312
Dallas, Texas 75254
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 983909102

1.	NAME OF REPORTING PERSON:

Patara Capital, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	[_]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

561,681

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

561,681

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

561,681

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 983909102

1.	NAME OF REPORTING PERSON:

Patara Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	[_]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

561,681

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

561,681

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

561,681

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON (See Instructions)

PN

CUSIP No. 983909102

1.	NAME OF REPORTING PERSON:

Patara Capital Management, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	[_]
	(b)	[ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions)

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

561,681

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

561,681

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

561,681

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14.	TYPE OF REPORTING PERSON (See Instructions)

PN

Introduction:

This Amendment (“Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission by (1) Patara Capital, LP, a Delaware limited partnership (the “Partnership”); (2) Patara Partners, LP, the general partner (the “General Partner”) of the Partnership and also a Delaware limited partnership and (3) Patara Capital Management, LP, the investment manager (the “Investment Manager”) of the Partnership and also a Delaware limited partnership (the Partnership, the General Partner and the Investment Manager, collectively the “Reporting Persons”) on March 16, 2009.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Ozarslan A. Tangun is Managing Member of each of the Reporting Persons.  Mr. Tangun has been a member of the board of directors of the Issuer since April 2009.

This Amendment relates to certain transactions in connection with an Agreement and Plan of Merger dated as of February 8, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among PAETEC Holding Corp., a Delaware corporation (“PAETEC”), Hera Corporation, an Oklahoma corporation and an indirect wholly-owned subsidiary of PAETEC (“Sub,” and together with PAETEC, the “PAETEC Parties”), and XETA Technologies, Inc., an Oklahoma corporation (the “Issuer”).  Under the Merger Agreement, and subject to the satisfaction or waiver of the conditions set forth therein, Sub shall be merged with and into the Issuer and the Issuer will survive the merger as an indirect wholly-owned subsidiary of PAETEC.

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a voting agreement with PAETEC (as it may be amended from time to time, the “Voting Agreement”) pursuant to which, among other things, the Reporting Persons agreed to vote all of the shares of common stock, $0.001 par value per share, of the Issuer (the “Common Stock”) beneficially owned by the Reporting Persons, representing approximately 5.2% of the Issuer’s issued and outstanding Common Stock in the aggregate, in favor of the merger and against any other acquisition proposal at any meeting of the Issuer’s shareholders until termination of the Merger Agreement.

The summary of the Merger Agreement and Voting Agreement is qualified in its entirety by the terms and conditions of the Voting Agreement, which is filed as Exhibit 1 hereto, and is incorporated herein by reference.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of common stock (the “Shares”) of Xeta Technologies Inc., a Delaware corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 1814 W. Tacoma St., Broken Arrow, Oklahoma, 74012.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed by (1) Patara Capital, LP, a Delaware limited partnership (the “Partnership”); (2) Patara Partners, LP, the general partner (the “General Partner”) of the Partnership and also a Delaware limited partnership; and (3) Patara Capital Management, LP, the investment manager (the “Investment Manager”) of the Partnership and also a Delaware limited partnership (the Partnership, the General Partner and the Investment Manager, collectively the “Reporting Persons”).

(b) The principal business address for each of the Partnership, General Partner and the Investment Manager is 5050 Quorum Drive, Suite 312, Dallas, Texas 75254.

(c) The principal business of the Partnership is investing in securities. The principal business of the General Partner is managing the Partnership. The principal business of the Investment Manager is providing investment advice.

(d, e) None of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date hereof, each of the Partnership, General Partner and Investment Manager may be deemed to beneficially own 561,681 Shares.

The cost of the Shares beneficially owned by the Reporting Persons was $1,871,381.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes because the Reporting Persons believe that the common stock of the Issuer is undervalued in the marketplace and represents an attractive investment opportunity.  Moreover, Ozarslan A. Tangun, the managing member of the general partner of the General Partner and Investment Manager, is also a member of the board of directors of the Issuer .

The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business.  The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

In addition, the Reporting Persons may continue to engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the members of the Issuer's Board of Directors as well as the Issuer's operations and strategic direction that, if effected, could result in, among other things:

(a)    the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(b)    an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer;

(c)    a sale or transfer of a material amount of assets of the Issuer;

(d)   any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    any material change in the present capitalization or dividend policy of the Issuer;

(f)    any other material change in the Issuer's business or corporate structure;

(g)   changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)   causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(i)    a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; and/or

(j)    any action similar to those enumerated above.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

Notwithstanding the statements set forth above in this Item 4, the actions that the Reporting Persons may take are subject to the terms and provisions of a voting agreement entered into by certain of the Reporting Persons on February 8, 2011.

As an inducement for the PAETEC Parties to enter into the Merger Agreement (as described above in “Introduction”), on February 8, 2011, the Reporting Persons entered into a voting agreement with PAETEC (the “Voting Agreement”) (these shares, together with any additional shares of the Common Stock acquired by the Reporting Persons on or after the date of the Voting Agreement, are referred to as the “Covered Shares”).  Under the Voting Agreement, the Reporting Persons have agreed to vote, or cause to be voted, their Covered Shares in favor of the approval and adoption of the Merger Agreement, against certain other acquisition proposals, certain extraordinary transactions involving the Issuer (including any reorganization, recapitalization, liquidation or winding-up of the Issuer) and any action of the Issuer requiring the approval of the Issuer’s shareholders that would adversely affect the consummation of the transactions contemplated under the Merger Agreement.

Ozarslan A. Tangun, managing member of each of the Reporting Persons, is also a member of the board of directors of the Issuer.  Mr. Tangun entered into the Voting Agreement solely in his capacity as managing member of the Reporting Persons, and not as a director of the Issuer or in any other capacity.  At the same time as the Reporting Person entered into the Voting Agreement, Greg D. Forrest, the Issuer’s chief executive officer and a director, and Ronald L. Siegenthaler, the Chairman of the Board of the Issuer, entered into voting agreements with PAETEC having substantially similar terms to the terms of the Voting Agreement.

Under the Voting Agreement, the Reporting Persons have agreed not to, on or after the date of the Voting Agreement, among other things, grant any proxies or enter into any arrangement to vote any Covered Shares, sell, assign, transfer, encumber or dispose of any Covered Shares or attempt to execute any statutory appraisal or similar rights with regard to the Covered Shares.  The Reporting Persons also have agreed not to knowingly take any action to solicit or initiate other acquisition proposals or engage in negotiations with any person whom the Reporting Persons know is considering making, has made or has agreed to endorse another acquisition proposal. Each Voting Agreement will terminate upon the earlier to occur of (i) the termination of the Merger Agreement in accordance with its terms or (ii) the effective time of the Merger.

The foregoing description of the Voting Agreement and the transactions contemplated thereby does not purport to be complete and is subject to, and qualified in its entirety by, reference to the copy of the Voting Agreement filed as Exhibit 1 hereto, which is hereby incorporated into this Amendment by reference.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a,b) As of the date hereof, the Partnership may be deemed to be the beneficial owner of 561,681 Shares, constituting 5.2% of the Shares of the Issuer, based upon the 10,762,191 Shares deemed outstanding as of February 3, 2011.

The Partnership has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 561,681 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 561,681 Shares.

(a,b) As of the date hereof, the General Partner may be deemed to be the beneficial owner of 561,681 Shares, constituting 5.2% of the Shares of the Issuer, based upon the 10,762,191 Shares deemed outstanding as of February 3, 2011.

The General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 561,681 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 561,681 Shares.

(a,b) As of the date hereof, the Investment Manager may be deemed to be the beneficial owner of 561,681 Shares, constituting 5.2% of the Shares of the Issuer, based upon the 10,762,191 Shares deemed outstanding as of February 3, 2011.

The Investment Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 561,681 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 561,681 Shares

(c) The Reporting Persons had no transactions in the Issuer in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A

Item 7.	Material to be Filed as Exhibits.

The Voting Agreement is filed as Exhibit 1 hereto.

After reasonable inquiry and to the best of its knowledge and belief, each of undersigned certifies that the information set forth in this statement is true, complete and correct.

February 17, 2011
PATARA CAPITAL, LP* By: Patara Partners, LP, its general partner By: Patara GP, LLC, its general partner

	By:	/s/ Ozarslan A. Tangun
	Name:	Ozarslan A. Tangun
	Title:	Managing Member

PATARA PARTNERS, LP*
By: Patara GP, LLC, its general partner

	By:	/s/ Ozarslan A. Tangun
	Name:	Ozarslan A. Tangun
	Title:	Managing Member

PATARA CAPITAL MANAGEMENT, LP*
	By:	Patara GP, LLC, its general partner

	By:	/s/ Ozarslan A. Tangun
	Name:	Ozarslan A. Tangun
	Title:	Managing Member

*The Reporting Persons disclaim beneficial ownership over the securities reported herein except to the extent of the Reporting Persons’ pecuniary interest therein.

EXHIBIT 1

Execution Version

VOTING AGREEMENT

AGREEMENT (this “Agreement”), dated as of February 8, 2011 among PAETEC Holding Corp., a Delaware corporation (“Parent”), and the individual or entity listed on Schedule 1.01 hereto (“Shareholder”).

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, XETA Technologies, Inc., an Oklahoma corporation (“XETA”), and Hera Corporation, an Oklahoma corporation (“Sub”), are entering into an Agreement and Plan of Merger (as amended or modified from time to time, the “Merger Agreement”) pursuant to which Sub will be merged with and into XETA, with XETA continuing as the surviving corporation and an indirect wholly-owned, indirect subsidiary of Parent;

WHEREAS, as of the date hereof, Shareholder is a beneficial owner of the shares of common stock, par value $0.001 per share, of XETA (XETA’s shares of common stock are hereinafter referred to as the “Shares”) or has the right to vote those Shares set forth opposite his or its name under the heading “Existing Shares” on Schedule 1.01 (all such shares, except as noted on Schedule 1.01, being referred to as Shareholder’s “Existing Shares”); and

WHEREAS, in order to induce Parent and Sub to enter into the Merger Agreement, Shareholder has agreed to enter into this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

ARTICLE I.

VOTING AGREEMENT

Section 1.01 Voting Agreement.  Until the termination of this Agreement in accordance with Section 5.04:

(a)  Shareholder hereby agrees that at any meeting (whether annual or special and whether or not adjourned or postponed) of XETA’s shareholders, however called, or in connection with any written consent of XETA’s shareholders, Shareholder shall vote (or cause to be voted) or deliver a consent (or cause a consent to be delivered) with respect to (x) Shareholder’s Existing Shares and (y) all Shares of which Shareholder acquires beneficial ownership during the term of this Agreement (such Shares referred to in the foregoing clauses (x) and (y) being referred to as Shareholder’s “Covered Shares”) to the fullest extent:

(i)    in favor of the approval and adoption of the Merger Agreement;

(ii)  without limitation of the preceding clause (i), in favor of any proposal to adjourn or postpone any meeting of the shareholders of XETA at which the matters described in the preceding clause (i) are submitted for the consideration and vote of the shareholders of XETA to a later date if there are not sufficient votes for approval of such matters on the date on which the meeting is held; and

(iii)  against any (A) Acquisition Proposal, (B) reorganization, recapitalization, liquidation or winding-up of XETA or any other extraordinary transaction involving XETA or (C) corporate action requiring the approval of XETA’s shareholders, the consummation of which would frustrate the purposes, prevent, postpone or delay, or adversely affect the consummation of the transactions contemplated by the Merger Agreement.

(b)  Shareholder agrees to take all steps reasonably necessary such that all of his or its Covered Shares are counted as present for purposes of any quorum requirement at any duly called meeting of the shareholders of XETA (or any adjournment or postponement thereof).

(c)  Notwithstanding the foregoing, Shareholder shall remain free to vote (or execute consents or proxies with respect to) the Covered Shares with respect to any matter not covered by this Section 1.01 in any manner that Shareholder deems appropriate, provided that such vote (or execution of consents or proxies with respect thereto) would not reasonably be expected to frustrate the purposes, prevent, postpone or delay, or adversely affect the consummation of the transactions contemplated by the Merger Agreement.

For purposes of this Agreement, “beneficial ownership” of any security by any Person means “beneficial ownership” of such security as determined pursuant to Rule 13d-3 under the 1934 Act, including all securities as to which such Person has the right to acquire, without regard to the 60-day period set forth in such rule. The terms “beneficially owned” and “beneficial owner” shall have correlative meanings.

Section 1.02 Revocation of Proxies.  Shareholder hereby revokes (or causes to be revoked) any and all previous voting proxies granted with respect to the voting of any of his or its Covered Shares.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDER

Shareholder represents and warrants to Parent that:

Section 2.01 Organization.  Shareholder, if it is a corporation, partnership, limited liability company, trust or other entity, is duly organized and validly existing and in good standing under the laws of the jurisdiction of its organization.

Section 2.02 Authorization.  If Shareholder is not an individual, the execution, delivery and performance by Shareholder of this Agreement and the consummation by Shareholder of the transactions contemplated hereby are within the powers of Shareholder and have been duly authorized by all necessary action. If Shareholder is an individual, he has full legal capacity, right and authority to execute and deliver this Agreement and to perform his obligations hereunder. This Agreement constitutes a valid and binding Agreement of Shareholder (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 2.03 Non-Contravention.  The execution, delivery and performance by Shareholder of this Agreement do not and will not (i) if Shareholder is not an individual, violate the certificate of formation, agreement of limited partnership, certificate of incorporation or similar organizational documents of Shareholder, (ii) violate any Applicable Law to which Shareholder is subject, (iii) require any consent or other action by any Person under, constitute a default under, or give rise to any right of termination, cancellation or acceleration or to a loss of any benefit to which Shareholder is entitled under any provision of any agreement or other instrument binding on Shareholder and (iv) result in the imposition of any Lien on any Covered Shares.

Section 2.04 Ownership of Shares.  As of the date hereof, Shareholder is the beneficial owner of or has the unilateral right to vote Shareholder’s Existing Shares, free and clear of any Lien and any other limitation or restriction (including any restriction on the right to vote or otherwise dispose of any such Existing Shares) other than those created by this Agreement and except as set forth on Schedule 1.01. None of Shareholder’s Existing Shares is, and at no time during the term of this Agreement will Shareholder’s Existing Shares and the Shares that Shareholder acquires beneficial ownership of during the term of this Agreement be, subject to any voting trust or other agreement or arrangement with respect to the voting of such Shares, other than this Agreement. Shareholder has, and at all times during the term of this Agreement will have, with respect to Shareholder’s Covered Shares the sole power, directly or indirectly, to vote such Covered Shares and agree to all matters set forth in this Agreement.

Section 2.05 Total Shares.  As of the date hereof, except as set forth on Schedule 1.01, Shareholder’s Covered Shares constitute all of the Shares beneficially owned by Shareholder or with respect to which the Shareholder has the right to vote.

Section 2.06 Finder’s Fees.  No investment banker, broker, finder or other intermediary is entitled to a fee or commission from Parent or XETA in respect of this Agreement based upon any arrangement or agreement made by or, to the knowledge of Shareholder, on behalf of Shareholder.

Section 2.07 Opportunity to Review; Reliance.  Shareholder has had the opportunity to review this Agreement and the Merger Agreement with counsel of his or its own choosing. Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Shareholder’s execution, delivery and performance of this Agreement. Shareholder understands and acknowledges that the Merger Agreement governs the terms of the Merger and the other transactions contemplated thereby.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent represents and warrants to Shareholder:

Section 3.01 Corporation Authorization.  The execution, delivery and performance by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby are within the corporate powers of Parent and have been duly authorized by all necessary corporate action. This Agreement constitutes a valid and binding agreement of Parent.

ARTICLE IV.

COVENANTS OF SHAREHOLDER

Shareholder hereby covenants and agrees that:

Section 4.01 No Proxies for or Encumbrances on Covered Shares.  Except pursuant to the terms of this Agreement or the Merger Agreement, Shareholder shall not, without the prior written consent of Parent, directly or indirectly (except, if Shareholder is an individual, as a result of the death of Shareholder), (a) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of any Covered Shares, (b) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any Covered Shares during the term of this Agreement, or (c) attempt to execute any statutory appraisal, dissenters or other similar rights they may have. Shareholder shall not seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding. Notwithstanding the foregoing, the preceding sentence shall not prohibit a transfer of Covered Shares by a Shareholder: (A) if Shareholder is an individual, to any member of Shareholder’s immediate family, or to a trust or foundation established for the benefit of Shareholder and/or for the benefit of one or more members of Shareholder’s immediate family or established for charitable purposes, or upon the death of Shareholder, or (B) if Shareholder is a partnership, limited liability company or trust, to one or more partners or members of Shareholder or to an affiliated corporation under common control with Shareholder or to any trustee or beneficiary of the trust, provided that any Transfer permitted pursuant to (A) or (B) above shall be permitted only if, as a precondition to such transfer, the transferee of such Covered Shares agrees in writing with Parent and Sub to be bound by the teens and conditions of this Agreement.

Section 4.02 Other Offers.  Shareholder shall not knowingly (i) take any action to solicit or initiate any Acquisition Proposal or (ii) engage in negotiations with, or disclose any nonpublic information relating to XETA or any of its Subsidiaries or afford access to the properties, books or records of XETA or any of its Subsidiaries to, any Person that Shareholder knows is considering making, or has made, an Acquisition Proposal or has agreed to endorse an Acquisition Proposal.

ARTICLE V.

MISCELLANEOUS

Section 5.01 Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission) and shall be given,

if to Parent:

PAETEC Holding Corp.
600 Willowbrook Office Park
Fairport, New York 14450
Attention:   General Counsel
Telephone:  (585) (585) 340-2500
Fax:       (585) 340-2563

with a copy, which shall not constitute notice, to:

Harter Secrest & Emery LLP
1600 Bausch & Lomb Place
Rochester, New York 14604
Attention:    Thomas R. Anderson, Esq
Telephone:   (585) 232-6500
Telecopy:     (585) 232-2152

if to a Shareholder, to Shareholder with a copy to its counsel at their respective addresses, facsimile numbers set forth on the applicable signature page hereof, or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding business day in the place of receipt.

Section 5.02 Other Definitional and Interpretative Provisions.

(a)  Notwithstanding anything to the contrary in this Agreement, the obligations, representations, warranties and covenants of any party hereto are several (with respect to itself) and not joint and several, and in no event shall any party hereto have any liability for the obligations, representations, warranties or covenants of any other party hereto. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in this Agreement but not otherwise defined herein shall have the meaning assigned to such term in the Merger Agreement. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.

(b) In this Agreement, the Shareholder of any Covered Shares held in trust shall be deemed to be the relevant trust and/or the trustees thereof acting in their capacities as such trustees, in each case as the context may require to be most protective of Parent, including for purposes of such trustees’ representations and warranties as to the proper organization of the trust, their power and authority as trustees and the non-contravention of the trust’s governing instruments.

Section 5.03 Further Assurances.  Shareholder, to the extent reasonably requested by Parent, will each execute and deliver, or cause to be executed and delivered, all further documents and instruments and use its reasonable best efforts to take, or cause to actions, all actions necessary to comply with its obligations under this Agreement.

Section 5.04 Amendments; Termination.  Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or in the case of a waiver, by the party against whom the waiver is to be effective. This Agreement shall terminate and be of no further force or effect whatsoever as of the earliest of (a) the Effective Time or (b) the termination of the Merger Agreement in accordance with its terms.

Section 5.05 Documentation and Information.  Shareholder (a) consents to and authorizes the publication and disclosure by Parent of Shareholder’s identity and holding of Covered Shares, the nature of Shareholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that Parent reasonably determines is required to be disclosed by Applicable Law in any press release, any Current Report on Form 8-K, any statement on Schedule 13D, the Proxy Statement, any other disclosure document in connection with the Merger Agreement and any filings with or notices to Governmental Authorities in connection with the Merger Agreement and (b) agrees promptly to give to Parent any information it may reasonably request for the preparation of any such documents. Parent (i) consents to and authorizes the publication and disclosure by Shareholder of Parent’s identity, the nature of Parent’s and Shareholder’s commitments, arrangements and understandings under this Agreement (including, for the avoidance of doubt, the disclosure of this Agreement) and any other information, in each case, that Shareholder reasonably determines is required to be disclosed by Applicable Law in any statement on Schedule 13D or 13G (or amendments thereto) and any other filings with or notices to Governmental Authorities and (ii) agrees promptly to give to Shareholder any information it may reasonably request for the preparation of any such documents. Each party hereto agrees to promptly notify the other parties of any required corrections with respect to any information supplied by such party specifically for use in any such document, if and to the extent that any such information shall have become false or misleading in any material respect.

Section 5.06 Expenses.  All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense. Notwithstanding the foregoing, a party that is successful in any action brought against the other for any breach of this Agreement shall, in addition to any other damages awarded to it in such action, will also receive all reasonable expenses incurred by that party in connection with such action, including without limitation, reasonable attorneys’ fees.

Section 5.07 Shareholder Capacity. No person executing this Agreement who is or becomes during the term hereof a director or officer of XETA makes any agreement or understanding herein in his or her capacity as a director or officer. Shareholder signs solely in its capacity as the beneficial owner of or person with the right to vote Covered Shares and nothing in this Agreement shall limit or affect any actions required to be taken by such individual solely in his or her capacity as an officer or director of XETA to fulfill such person’s fiduciary obligations under Applicable Law based on the advice of legal counsel, including any vote that such individual may make as a director of XETA with respect to any matter presented to the XETA Board of Directors. Parent agrees that no such action taken in such individual’s capacity as an officer of XETA or as a member of the XETA Board of Directors; provided, however, that no such actions will be deemed to waive or supersede any obligations of Shareholder under this Agreement in his or its capacity as a shareholder of XETA. This Section 5.07 shall survive any termination of this Agreement.

Section 5.08 Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other parties hereto. Notwithstanding the foregoing, Parent may assign this Agreement to any Person to whom it assigns the Merger Agreement, but no such assignment shall relieve Parent of any of its obligations hereunder.

Section 5.09 Governing Law; Jurisdiction and Venue.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State, without giving effect to any choice or conflict of law provisions or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Delaware; provided however that provisions that are required pursuant to the internal laws of the State of Oklahoma to be governed by the laws of the State of Oklahoma shall be governed by the applicable laws of the State of Oklahoma. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any federal court sitting in Delaware or if such court declines to accept jurisdiction, the state courts located in Delaware, and each of Shareholder and Parent hereby irrevocably and unconditionally (i) consents to submit to the jurisdiction of such courts for any litigation arising out of or relating to this Agreement and the Transactions (and agrees not to commence any litigation relating thereto except in such court), (ii) waives any objection to the laying of venue of any such litigation in such courts and (iii) agrees not to plead or claim that such litigation brought therein has been brought in any inconvenient forum. Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 5.09 in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 5.01 hereof. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method

Section 5.10 Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 5.11 Severability.  If any term, provision or covenant of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 5.12 Specific Performance.  The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement is not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof in addition to any other remedy to which they are entitled at law or in equity.

Section 5.13 No Ownership Interest.  All rights, ownership and economic benefits of and relating to the Covered Shares shall remain vested in and belong to Shareholder, and Parent shall have no authority to exercise any power or authority to direct Shareholder in the voting of any of the Covered Shares, except as otherwise specifically provided herein, or in the performance of Shareholder’s duties or responsibilities as a shareholder of XETA.

Section 5.14 Survival of Representations and Warranties.  The representations, warranties, covenants and agreements contained herein shall not survive the termination of this Agreement.

Section 5.15 Capitalized Terms.  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Merger Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to he duly executed as of the day and year first above written.

PAETEC
By: /s/ Keith M. Wilson Name: Keith M. Wilson Title: Executive Vice President and Chief Financial Officer

PATARA CAPITAL, LP
By: /s/ Ozarslan A. Tangun Name: Ozarslan A. Tangun Title: Managing Member
Address for notices: Patara GP, LLC 5050 Quorum Drive, Suite 312 Dallas, Texas 75254 Attention: Ozarslan A. Tangun Facsimile No.: (214)540-5796

Schedule 1.01

Name	Shares
Patara Capital, LP c/o Ozarslan A. Tangun 5050 Quorum Drive Suite 312 Dallas, TX 75254	561,681. This number does not include options to purchase 10,000 shares granted to the Shareholder, which do not vote until exercised.

SK 25445 0002 1172859